HOWARD GROEDEL direct 216.583.7118 direct fax 216.583.7119 hgroedel@ulmer.com
March 11, 2010
Via Federal Express
Perry Hindin, Esq.
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Perry Hindin, Esq., Division of Corporate Finance

Re:	Asia Electrical Power International Group Inc. Schedule 13E-3 Filed on December 4, 2009 SEC File No. 005-82544
Dear Mr. Hindin:
     On behalf of Asia Electrical Power International Group Inc. (the “Company”), and in connection with the Company’s above referenced pending Schedule 13E-3 (“Schedule 13E-3”), we are writing in response to the comments set forth in your letter to the undersigned dated December 31, 2009 (the “Comment Letter”). Simultaneously with the filing of this letter, the Company is filing (1) an amendment to the Schedule 13E-3 (“Amendment No. 1 to Schedule 13E-3”) and (2) an Information Statement on Schedule 14C (the “Preliminary Information Statement”) to reflect changes made in response to the comments set forth in the Comment Letter. A copy of the Preliminary Information Statement and a black-lined copy marked against the original Information Statement attached as Exhibit (a)(3) to the Schedule 13E-3 are enclosed for your convenience.
     Below we have repeated your comments in italics, followed by the Company’s response or proposed disclosure.
General
1.	Please advise why the Company has not filed an information statement on Schedule 14C. Please refer to and discuss Exchange Act Rule 14c-2 in your response.
As indicated above, the Company is filing an Information Statement on Schedule 14C simultaneously with the filing of the Amendment No. 1 to Schedule 13E-3.

Securities and Exchange Commission
March 11, 2010

2.	Please advise why the Company has never filed either a proxy statement on Schedule 14A or an information statement on Schedule 14C. Please refer to and discuss Exchange Act Rules 14a-3 and 14c-2 in your response. If the Company has never had an annual meeting since its common stock was first registered on Form 8-A pursuant to section 12(g) of the Exchange Act on February 6, 2006, please advise whether the Company is currently in violation of the corporate laws of the state of Nevada. If so, please supplement your disclosure accordingly.
From the time its common stock was first registered on Form 8-A pursuant to section 12(g) of the Exchange Act on February 6, 2006 until its filing of the Schedule 13E-3, the Company had relied upon the counsel of its financial advisors with respect to the filings that were required to be made with the Commission and Nevada state law requirements with respect to holding shareholder meetings. The Company’s financial advisors never advised the Company’s board of directors or executive officers that the Company was required to file with the Commission either a proxy statement on Schedule 14A or an information statement on Schedule 14C, or to hold annual shareholder meetings. Please see the revised disclosure in “Special Factors — Fairness of the Reverse Stock Split” at the bottom of page 9 of the Preliminary Information Statement.
Schedule 13E-3
General
3.	We note that Messrs. Guo, Chen and Yang, referenced in the Information Statement as the three shareholders holding shares representing approximately 70.8% of the votes entitled to be cast at a meeting of the Company’s shareholders, are not identified as filing persons. Please tell us why you believe these persons are not affiliates engaged in the going private transaction. We note Messrs. Guo and Chen, holding in the aggregate over 63% of the outstanding shares of the Company’s common stock, are also directors and officers of the Company, and as disclosed on page 9 of the Information Statement, initiated the Company’s pursuit of a going-private transaction.
Amendment No. 1 to Schedule 13E-3 reflects that Mr. Guo and Ms. Chen are now filing persons. The Company believes that Ms. Yang, who is neither an officer, director nor employee of the Company and has no family relationship with either Mr. Guo or Ms. Chen, is not an affiliate engaged in the going private transaction.
4.	Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please

Securities and Exchange Commission
March 11, 2010

revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantially fair to unaffiliated security holders and an analysis of the material factors on which they relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q&A Nos. 5 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the Company, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3. Finally, please note that the joint filings covering two or more of the filing persons are permissible. Please refer to Section 117.02 of our Compliance and Disclosure Interpretations for Going Private Transactions, which are available on our website.
Please see the revised disclosure in Items 3 and 8 of Amendment No. 1 to Schedule 13E-3. Please also see the revised disclosure contained in “Summary Term Sheet — Fairness Determination of the Principal Group” on page 2 of the Preliminary Information Statement, and “Special Factors — Fairness of the Reverse Stock Split,” beginning on page 8 of the Preliminary Information Statement.
Information Statement
General
5.	Please confirm that the Company will post its Information Statement on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34- 56135.pdf and Exchange Act Rule 14c-2(d).
The Company confirms that it will post its Definitive Information Statement on a specified, publicly-accessible Internet Web site and will provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Please see the disclosure in the fourth paragraph of the first page of the Preliminary Information Statement.

Securities and Exchange Commission
March 11, 2010

Summary Term Sheet, page 4
6.	We note the disclosure that the Company proposes to consummate the Reverse Split 15 days after the date on which it first mails the Information Statement to its shareholders. Please note that such timing contravenes the timing requirement set forth in Exchange Act Rule 13e-3(f)(1)(i). Please confirm the Company will comply with such requirement, and please revise the disclosure accordingly.
Please see the revised disclosure contained in the last sentence of the fourth paragraph of the cover page of the Preliminary Information Statement as well as the disclosure contained in “Summary Term Sheet — Timing” on page 1 of the Preliminary Information Statement.
Payment and Exchange of Shares, page 6
7.	Please include the form of transmittal materials as an appendix to the Information Statement.
The Company has attached the form of transmittal materials as Appendices C and D to the Preliminary Information Statement.
Background of the Transaction, page 9
8.	We refer you to the third and fourth whole paragraphs on page 11 and the references to written information regarding the fair value of the Company’s shares prepared by the financial advisor. Please provide us with supplemental copies of any materials prepared by the financial advisor in connection with its fairness opinion, including any “board books” or draft fairness opinions provided or any summaries of presentations made to the Special Committee or the Board. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize all the presentations made by the financial advisor, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

Securities and Exchange Commission
March 11, 2010

Please see the revised disclosure contained in “Special Factors — Background of the Transaction” beginning on page 5 of the Preliminary Information Statement. Additionally, the Company has provided you with a supplemental copy of, and attached as Appendix F to the Preliminary Information Statement, the Draft Valuation Report of Loveman Curtiss, Inc. first referenced in the fifth paragraph on page 5 of the Preliminary Information Statement.
9.	We refer you the first paragraph on page 12. In connection with its decision to structure the going private transaction as a reverse split, please disclose why the board selected one for 500 as the appropriate exchange ratio.
Please see the revised disclosure contained in the final paragraph of “Special Factors - Background of the Transaction” on page 7 of the Preliminary Information Statement.
Factors Considered by the Special Committee, page 13
10.	Please address how the Special Committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor’s fairness opinion addressed fairness with respect to all security holders, rather than all security holders unaffiliated with the Company. We note the disclosure in the last bullet point following the first whole paragraph on page 19 and the fairness opinion itself filed as Exhibit (c)(ii) to the Schedule 13E-3.
As indicated in the Preliminary Information Statement, the opinion of Loveman-Curtiss, Inc. was only one of many factors considered by the Special Committee. The Special Committee also considered (i) the historical trading price of the Company’s common stock on the OTCBB, (ii) the current net book value of the Company, (iii) the liquidation value of the Company , (iv) the going concern value of the Company, (v) the fact that the consideration being paid to the cashed-out shareholders is higher than the average closing price of the Company’s stock as quoted in the OTCBB during both the preceding 50 trading day and 200 trading day periods, (vi) the ability of shareholders with relatively small holdings to receive cash for their shares without being burdened by disproportionately high service fees or brokerage commissions, (vii) the ability of shareholders wishing to remain shareholders to purchase sufficient shares in advance of the Effective Date to cause them to own more than 500 pre-reverse stock split shares and (viii) the fact that none of the Company or any member of the Principal Group has purchased any shares of the Company’s common stock in the past two years. Furthermore, the Special Committee considered, in determining that the transaction was fair to unaffiliated security holders that would continue to be shareholders after the

Securities and Exchange Commission
March 11, 2010

reverse stock split, the following factors: (i) anticipated reductions in expenses and management time required to comply with the reporting and internal controls requirements of U.S. securities laws; (ii) anticipated difficulty of recruiting and retaining experienced officers and directors as a result of public company regulatory requirements and potential individual personal exposure, exacerbated by the Special Committee’s belief that the higher cost of meaningful insurance coverage to mitigate this exposure was not justified in view of the Company’s other financial obligations and (iii) disproportionate current and expected future increased cost of regulatory compliance and other necessary public company expenses relative to the Company’s current size and its negative impact on its competitiveness and potential long-term success. All of the above factors led the Special Committee, as well as the Company’s Board of Directors and the Principal Group, to determine that the transaction was fair to all unaffiliated security holders.
11.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1941). It appears that the Board expressly adopted the factors, analysis and conclusions of the Special Committee in reaching the decision to approve the Transaction. Note that to the extent the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction. 2 to Item 1014 of Regulation M-A, the Board must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of each additional filing person added in a future amendment in response to comment 4 above. We note for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (iv) and (vi) of Instruction 2 to Item 1014 or explain in detail why such factors were not deemed material or relevant. In addition, we also note that the discussion of the factors described in clauses (ii), (iii) and (v) of Instruction 2 to Item 1014 is conclusory (please refer to the second through fourth bullet points on page 14) and fails to discuss such factors in reasonable detail. Please refer to Instruction 3 to Item 1014 and Question No. 21 of Exchange Act Release No. 34-17719. Please revise the disclosure accordingly.
Please see additional disclosure in the seventh paragraph of “Special Factors — Fairness of the Reverse Stock Split” on page 9 of the Preliminary Information Statement. Additionally, please see additional disclosures in the bullet points in the second paragraph of “Special Factors - Fairness of the Reverse Stock Split” on page 8 of the Preliminary Information Statement.

Securities and Exchange Commission
March 11, 2010

12.	We refer you to the third to last paragraph on page 15 regarding the Board’s determination of fairness. Please expand the disclosure to include a statement by the Company, and if applicable, each filing person added in a future amendment in response to comment 4, as to whether each such person believes the Transaction to be fair to all unaffiliated shareholders, including those unaffiliated shareholders who will be cashed out and those shareholders who will not. Refer to Item 1014 of Regulation M-A for guidance, as well as Question No. 19 of Exchange Act Release No. 34-17719.
Please see additional disclosure contained in the fifth and sixth paragraphs of “Special Factors — Fairness of the Reverse Stock Split” on page 9 of the Preliminary Information Statement.
Effect of the Transaction, page 16
13.	This section discloses the effects on shareholders with fewer than 500 shares and shareholders with more than 500 shares. However, Item 1013(d) of Regulation M-A requires the Company to address the impact on “affiliates and unaffiliated security holders.” See Item 1013(d) of Regulation M-A. Please revise the disclosure accordingly. Also, to the extent additional filing persons are added in a future amendment in response to comment 4, please revise the disclosure to include the effect that the reverse stock split will have upon each affiliate’s interest in the net book value and net earnings of the Company in terms of both dollar amounts and percentages. Please refer to Instruction 3 to Item 1013 of Regulation M-A.
Please see revised disclosure in “Special Factors — Effects of the Reverse Stock Split - Effects on our Shareholders” beginning on page 10 of the Preliminary Information Statement and the new chart added under “Special Factors — Effects of the Reverse Stock Split — Effects on Affiliated and Unaffiliated Security Holders” on page 12 of the Preliminary Information Statement.
14.	We refer you to the second paragraph of this section. Describe in detail the Board’s reservation of the right, in its discretion, to abandon the Transaction prior to the proposed effective date if it determines that abandoning it is in the best interests of the Company and the security holders. Disclose how the Board will make such determination, including the factors upon which the decisions would be based, and how will it provide notice to security holders of same.
Please see additional disclosure under “Special Factors — Effects of the Reverse Stock Split - Effects of the Transaction on our Shareholders” beginning on page 10 of the Preliminary Information Statement.

Securities and Exchange Commission
March 11, 2010

Reports, Opinions or Appraisals, page 18
15.	It is the Company’s responsibility to summarize accurately. Please revise the third paragraph of this section to delete the portion of the sentence indicating that the summary of the financial advisor’s valuation report is qualified in its entirety by reference to the full extent of the report.
The referenced portion of that sentence no longer appears in the Preliminary Information Statement.
16.	The second and third bullet points following the last paragraph on page 19 indicates that the financial advisor, in connection with its report, has reviewed and analyzed “certain internal financial information” of the Company prepared by Company management and has discussed the Company’s “past, present and prospects for future operations and financial condition” with Company management. The last sentence of the first paragraph on page 20 indicates that in arriving at its opinion, the financial advisor relied on management’s assumptions regarding cost savings and other pro forma effects anticipated to result from the Transaction. To the extent the financial advisor relied on Company financial projections when preparing its valuation report or fairness opinion, please disclose such projections in the proxy materials. In doing so, please also disclose (i) the approximate date on which such information was last updated by management and (ii) the key business and economic assumptions underlying the projections. Also, disclose who was responsible for preparing these projections and indicate what role, if any, Messrs. Guo, Chen and Yang played in formulating these projections.
Please see additional disclosure in the sixth paragraph of “Special Factors — Reports, Opinions or Appraisals” at the bottom of page 13 of the Preliminary Information Statement.
Summary of Recent Going-Private Transactions, page 21
17.	Please revise to provide disclosure concerning the methodology and criteria used in selecting the transactions described in this paragraph. Also, indicate whether the criteria were consistently applied and, if any transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.
Please see additional disclosure in “Special Factors — Reports, Opinions or Appraisals — Market Approach to Valuation; Historical Stock Trading Analysis” on page 14 of the Preliminary Information Statement.

Securities and Exchange Commission
March 11, 2010

18.	Please expand this section to provide the summary of the “Asset Approach” discussed in the valuation report, including a discussion of “LOCD” and “LOMD.” Please see Item 1015(b)(6) of Regulation M-A.
Please see additional disclosure in “Special Factors — Reports, Opinions or Appraisals — Asset Approach to Valuation and Discount for Lack of Control and Marketability” beginning on page 14 of the Preliminary Information Statement.
Financial Information, page 30
19.	In circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(e) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Please revise the disclosure to include the information required by Item 1010(c)(1), (2) and (3) and expressly incorporate by reference the financial information required by Item 1010(a) and (b).
Please see revised disclosure under “Financial Information — Pro forma Consolidated Financial Statements (Unaudited), -Pro Forma Condensed Consolidated None Months Statement of Operations (Unaudited), and — Pro Forma Condensed Consolidated Year-End Statement of Operations (Unaudited) beginning on page 23 of the Preliminary Information Statement and “Incorporation of Certain Documents by Reference” on page 25 of the Preliminary Information Statement.
The Company believes that the foregoing responds fully to each comment in your Comment Letter. We would appreciate it if you would let us know at your earliest convenience if you have any questions about the Company’s responses.
Respectfully submitted,
/s/ Howard Groedel
Howard Groedel